OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

Conor Medsystems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

208264 10 1 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 208264 10 1

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Frank Litvack
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 1,798,020 (1) 6. Shared Voting Power: 1,083,304 (2) 7. Sole Dispositive Power: 1,798,020 (1) 8. Shared Dispositive Power: 1,083,304 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,881,324
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 8.4%
12.	Type of Reporting Person (See Instructions): IN

(1)	Consists of shares issuable pursuant to options exercisable within 60 days of December 31, 2004.

(2)	Includes 753,258 shares held by Calmedica Capital, L.P., of which the Reporting Person is the general partner, 315,000 shares held by Calmedica International LLC, of which the Reporting Person is a member. Also includes 15,046 shares issuable pursuant to warrants held by Calmedia Capital, L.P., which are exercisable within 60 days of December 31, 2004.

Page 2 of 5 pages

Item 1.(a)	Name of Issuer Conor Medsystems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1003 Hamilton Court Menlo Park, CA 94025

Item 2.(a)	Name of Person Filing

Frank Litvack

(b)	Address of Principal Business Office or, if none, Residence

1003 Hamilton Court Menlo Park, CA 94025

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number 208264 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Page 3 of 5 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

2,881,324

(b) Percent of Class:

8.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,798,020 (1)

(ii) Shared power to vote or to direct the vote: 1,083,304 (2)

(iii) Sole power to dispose or to direct the disposition of: 1,798,020 (1)

(iv) Shared power to dispose or to direct the disposition of: 1,083,304 (2)

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
Not Applicable

(1)	Consists of shares issuable pursuant to options exercisable within 60 days of December 31, 2004.

(2)	Includes 753,258 shares held by Calmedica Capital, L.P., of which the Reporting Person is the general partner, 315,000 shares held by Calmedica International LLC, of which the Reporting Person is a member. Also includes 15,046 shares issuable pursuant to warrants held by Calmedia Capital, L.P., which are exercisable within 60 days of December 31, 2004.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date

/s/ FRANK LITVACK
Signature

Frank Litvack
Name/Title

Page 5 of 5 pages